Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

1 September 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 17/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

Coloplast
Ostomy care
Urology & Continence care
Wound & Skin care

Announcement No. 17/2008
1 September 2008

New President & CEO of Coloplast

On 1 October Lars Rasmussen assumes the position of President and CEO of Coloplast. Lars Rasmussen has been with Coloplast since 1988 and has been a member of Coloplast's Executive Management since 2001, most recently as Chief Commercial Officer with the responsibility for sales, marketing and product development.

When Lars Rasmussen takes on his new role, Executive Management will consist of Lars Rasmussen and Lene Skole. Lene Skole has been Executive Vice President and CFO in the company since 2005. President and CEO Sten Scheibye will remain available to the company until 31 December 2008.

Sten Scheibye's comments; "Coloplast's profitability must be improved – not least by realising the benefit that we have gained from moving production to Hungary. That is a significant task, and consequently, the Board of Directors and I have agreed that now is the time for a change at the top. Lars Rasmussen brings extensive knowledge of the company together with a considerable level of competence and energy to the role of President and CEO of Coloplast."

The Chairman of the Board of Directors, Michael Pram Rasmussen comments; "Coloplast has experienced a sound development under Sten Scheibye's 13 years of leadership. We are grateful for his achievements and are pleased that we have a management team who warrant the continued development of the company".

Michael Pram Rasmussen
Chairman of the Board of Directors

Sten Scheibye
President, CEO

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Press and the media

Michael Pram Rasmussen
Chairman of the Board of Directors
Tel. +45 3085 1922 (Elisabeth Geday, Head of External Relations)
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tlf +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917